EXHIBIT 99.1

Standard Lithium Appoints Michael Barman as Chief Development Officer to Lead Late-Stage Commercial Discussions

Barman to Lead a Dedicated Team Responsible for Closing Ongoing Off-Take Arrangements, Project Financing and Project-Level Investments

VANCOUVER, British Columbia, Oct. 05, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (NYSE American:SLI) (TSXV:SLI) (FRA:S5L), a leading near-commercial lithium company, today announced the appointment of Michael (“Mike”) Barman as Chief Development Officer (“CDO”), effective October 8, 2023.

“Mike adds extensive and impressive commercial experience to our leadership team with his long career in advising and financing companies in the energy transition sector,” said Robert Mintak, CEO and Director of Standard Lithium. “His appointment is timely given the late-stage discussions underway with a broad array of industry leaders and household names on our portfolio of projects.”

Standard Lithium is making substantial strides in advancing critical minerals production in the United States, and this has garnered significant interest from global OEMs, battery manufacturers and energy companies. The Company’s Phase 1A and the South West Arkansas (“SWA”) Projects located in the heart of the Smackover Formation in Arkansas are the most advanced lithium brine projects in the United States. The Company has successfully demonstrated that its lithium extraction technologies are capable of extracting high purity lithium chloride from Smackover brines through the continuous testing and operation of its Demonstration Plant over the last three years.

The Phase 1A Project located in El Dorado, Arkansas is the first commercial direct lithium extraction project of its kind. The recently completed Phase 1A Definitive Feasibility Study contemplates production of 5,400 tonnes per annum (“tpa”) of lithium carbonate over a 25-year operating life. Phase 1A represents the first new commercial lithium production from brine in the United States in six decades and is expected to double US lithium production beginning in 2026. The Company also recently completed a Pre-Feasibility Study for the SWA Project, demonstrating an after-tax net present value in excess of US$3.1 billion with at least 30,000 tpa of lithium hydroxide produced over a 20-year operating life.

Completion of the technical studies represents substantial progress in Standard Lithium’s future contribution to the U.S. critical minerals supply chain and underscores the Company’s pivotal role in meeting the growing demand for responsibly sourced United States lithium production.

Mike Barman stated, “I’m very excited to join Standard Lithium on the cusp of commercializing the first of its lithium projects in the United States. I believe Standard Lithium will play a leading role in shaping the lithium supply chain in North America and has attracted the interest of several world-class companies such as Koch Industries. I am eager to work with this team to deliver on opportunities that advance the business and add value to Standard Lithium over the long-term.”

Mr. Barman has nearly 20 years of experience advising senior executives and their boards, most recently as a Managing Director in Investment Banking at Stifel Nicolaus Canada Inc. (formerly GMP Securities L.P.). While at Stifel, he advised on over 30 mergers, acquisitions, and other corporate transactions with a combined value exceeding $22 billion. He also led or co-led over 80 public and private financings, raising more than $10 billion in equity and debt capital.

Mr. Barman holds a Master of Financial Economics from the Rotman School of Management and the Department of Economics at the University of Toronto. He also earned an Honours Bachelor of Arts in Economics from the University of Toronto and received the C.L. Burton Open Scholarship for academic excellence.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by the highest-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction and purification process. The Company’s flagship projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas near the Louisiana state line, a region with a long-standing and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, potential exploration expansions, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/